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                           September 23, 2021

       Manuel Senders Fern  ndez
       Chief Executive Officer
       AgileThought, Inc.
       222 W. Las Colinas Blvd. Suite 1650E
       Irving, Texas 75039

                                                        Re: AgileThought, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 14,
2021
                                                            File No. 333-259514

       Dear Mr. Senders Fern  ndez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jennifer
L  pez at 202-551-3792 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services